BEEKMAN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beekman Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue 15th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lynette Federer (646) 790-5703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rischall, Neil David
(Name – *if individual, state last, first, middle name*)

146 Spencer Street	Brooklyn	NY	11205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lynette Federer _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beekman Securities, Inc _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____


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FRANCES LIPPA
Notary Public, State of New York
No. 02LI4762348
Qualified in New York County
Commission Expires Nov. 30, 20__
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_____

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEEKMAN SECURITIES, INC.
FINANCIAL STATEMENTS
December 31, 2017

TABLE OF CONTENTS

See Accountants' Report and Notes to Financial Statements

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the shareholders and the board of directors of Beekman Securities, Inc.

I have audited the accompanying statement of financial condition of Beekman Securities, Inc. , a New York corporation as of December 31, 2017 and the related statements of income, retained earnings and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 limited to the exemption report attached pursuant to SEC Rule 15c3-3 as defined under paragraph (k)(2)(i). In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beekman Securities, Inc. , as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. I am a registered Certified Public Accountant with the Public Company Accounting Oversight Board (PCAOB) and I am required to be independent with respect to Beekman Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud.

My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud , and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

I have served as Beekman Securities, Inc auditor since 2011.



NEIL D. RISCHALL,
Certified Public Accountant
Brooklyn, NY
February 18, 2018

BEEKMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	34,288
Other assets		13,782
TOTAL ASSETS	$	48,070

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities		
Accrued expenses	$	17,610
Total Liabilities		17,610
Stockholders' Equity		
Common Stock - $ 1 par value; authorized 20,000 shares, issued and outstanding, 1,225 shares		1,225
Additional Paid-in Capital		220,007
Retained deficit		(190,772)
Total Stockholder's Equity		30,460
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	48,070

See Accountants' Report and Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statements of Operations
For the Year Ended December 31, 2017

INCOME		
Commissions	$	457,004
Total Income		457,004
OPERATING EXPENSES		
Salaries & payroll costs		385,095
Occupancy		27,287
Travel		21,588
Legal & professional fees		10,500
Dues & subscriptions		6,380
Other expenses		1,108
Total Operating Expenses		451,958
Operating Income		5,046
Provision for Income Taxes		2,577
Net Income	$	2,469

See Accountants' Report and Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statements of Changes in Stockholders Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of Year	$ 1,225	218,307	(193,241)	26,291
Contrtibutions		1,700		1,700
Net Income			2,469	2,469
End of Year	$ 1,225	220,007	(190,772)	30,460

See Accountants' Report and Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2017

Cash flows from operating activities

Net Income	$	2,469
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accrued expenses		10,927
(Increase) in other assets		(9,791)
Total adjustments		3,605
Cash flows from financing activities		
Contributions		1,700
Net cash used by financing activities		1,700
Net increase in cash and equivalents		5,305
Cash and equivalents, beginning		28,983
Cash and equivalents, end	$	34,288

See Accountants' Report and Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beekman Securities Inc., (the "Company"), was incorporated September 1990 and is a registered broker dealer. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is a non-clearing broker and does not handle any customer funds or securities.

The Company was formed to assist to its clients in arranging financing for schools and public housing.

Revenue Recognition

The Company recognized revenues upon the the placement of private financing transactions for its clients when the amount is determinable and realizable.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

At December 31, 2017, the company has net operating loss carryovers which amount to approximately $ 9,994 for income tax purposes that are available to offset future taxable income. The Company has provided for a full valuation allowance on the deferred tax asset due to the uncertainty of its realization.

Note 2 – Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 250,000.

Note 3 – Capital Transactions

No additional working capital loans where outstanding as of December 31, 2017 that were not outstanding as of December 31, 2015.

Note 4 - Leases

The Company leases office space on a month to month basis at a cost of approximately $ 17,000 per year. In addition, the Company incurs an administrative fee of approximately $ 350 per month. For the year ended December 31, 2017, rent expense amounted to $ 27,287.

Note 5 – Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $ 5,000 or 1/5 of aggregate indebtedness.

At December 31, 2017 the Company had net capital, as defined, of $ 16,678 which exceeded the required minimum net capital by $ 16,678. Aggregate indebtedness at December 31, 2017 totaled $ 17,610 and the ratio of aggregate indebtedness to net capital was 105.59

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 18, 2018, the date of the financial statements were available for issuance.

BEEKMAN SECURITIES, INC.
Supplementary Information
For the Year Ended December 31, 2017

Computation of Net Capital Under Rule 15c3-1
of the Securities and exchange Commission

Computation of Net Capital Members' Equity	$	30,460
Deductions – Non – Allowable Assets		13,782
Net Capital, as defined		16,678
Minimum net capital required		5,000
Net Capital in excess of minimum requirement	$	11,678
Net Capital less greater of 10% of AI or 120% of Net Capital Req.	$	10,678

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$	17,610

Ratio of aggregate indebtedness to net capital

Total Aggregate indebtedness	$	17,610	= 105.59%
Net Capital	$	16,678	

The ration of aggregate indebtedness to net capital is 29.97
To 1 compared to the maximum allowable ration of 15 to 1.

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

See Accountants' Report and Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2017

Information Relating to the Posession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$	16,678
Net Capital, as computed	$	16,678
Aggregate indebtedness, per focus report	$	17,610
Aggregate indebtedness, as computed	$	17,610

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

See Accountants' Report and Notes to Financial Statements

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

To the Stockholders   February 18, 2018
Beekman Securities, Inc.

     I have examined the accompanying financial statements of Beekman Securities, Inc. for the year ended December 31, 2017, and have issued my report thereon dated February 18, 2018. As part of my examination, I made a study and evaluation of the Companies system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

     I also made a study of the practices and procedures followed by the Company under Rule 1 7a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

     The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email CPA@post.com

To the Stockholders
Beekman Securities, Inc.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Beekman Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and regulation 1.16 under the Commodity Exchange Act and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2017 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.



NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 18, 2018

11

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

February 18, 2018

To the Stockholders
Beekman Securities, Inc.

Gentlemen:

I have examined the accompanying Financial Statements (Focus Report) (Form `X-17A-5`) of Beekman Securities, Inc. as of December 31, 2017.

In connection therewith, I have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, and I have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In my opinion, the accompanying Financial Statements (focus report) (Form X-17A-5) present fairly the financial position of Beekman Securities, Inc. as of December 31, 2016 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.



NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 18, 2018

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

February 18, 2018

To the Stockholders
Beekman Securities, Inc.

Gentlemen:

I have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report — Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Beekman Securities Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Beekman Securities Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Beekman Securities Inc. stated that Beekman Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beekman Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beekman Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 18, 2018

Beekman Securities Inc.

Member FINRA/SIPC

February 17, 2018

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017

Dear Sir/Madame:

For the fiscal year ending December 31, 2015, Beekman Securities, Inc. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Beekman Securities, Inc. met the exemption provided above for the period ending December 31, 2017.

Sincerely,

Lynette Federer
Managing Member